STATEMENT OF FINANCIAL CONDITION
Redburn (USA) LLC
December 31, 2021
With Report of Independent Registered Public Accounting Firm

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	Oct. 31, 2023
Estimated average burden hours per response...	12.00

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67320

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING 01/01/2021 AND ENDING 12/31/2021
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Redburn (USA) LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

461 Fifth Avenue 15th Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mitchell N. Lowenthal	(212) 803-7315	mitch.lowenthal@redburn.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – if individual, state last, first, middle name)

One Manhattan West	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Mitchell N. Lowenthal , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Redburn (USA) LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Mitchell Lowenthal

Signature

General Counsel & Chief Compliance Officer

Title

Lori Alessi

Notary Public

LORI ALESSI
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01AL6425911
Qualified in Queens County
Commission Expires November 29, 2025

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other:*

*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Redburn (USA) LLC

Statement of Financial Condition

December 31, 2021

Contents



Ernst & Young LLP
One Manhattan West
New York, NY 10001-8604

Tel: +1 212 773 3000
ey.com

Report of Independent Registered Public Accounting Firm

To the Member of Redburn (USA) LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Redburn (USA) LLC (the Company) as of December 31, 2021 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2006.

March 11, 2022


Redburn (USA) LLC
Statement of Financial Condition
December 31, 2021


ASSETS

Cash and cash equivalents	$	5,192,996
Restricted cash equivalents		687,970
Receivable from Parent		707,237
Receivables from broker dealers		1,591,915
Prepaid expenses		320,575
Prepaid income taxes		75,875
Operating lease right of use assets		4,595,443
Deferred tax assets		249,184
Fixed assets, net of accumulated depreciation and amortization		523,457
Other assets		9,502
Total assets	$	13,954,154

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accrued compensation and benefits	$	824,405
Operating lease liabilities		4,600,130
Accrued professional fees		237,134
Due to Parent		27,224
Accrued expenses and other liabilities		425,776
Accounts payable		292,041
Accrued income taxes payable		828
Deferred tax liabilities		121,460
Total liabilities		6,528,998
Member's equity		7,425,156
Total liabilities and member's equity	$	13,954,154


See accompanying notes to financial statement.


Redburn (USA) LLC
Notes to Financial Statement
December 31, 2021

1. Organization

Redburn Partners (USA) L.P. was originally established in May 2006 as a partnership under the laws of the State of New York. On March 31, 2014, the partnership was converted into a limited liability company under Section 18-214 of the Limited Liability Company Act and changed its name to Redburn (USA) LLC (the "Company"). At the same date, the Company became a wholly owned subsidiary of its sole member, Redburn (Europe) Limited ("REL" or "Parent"), a company incorporated in England. Due to a large portion of revenues being generated via income earned from transfer pricing from its Parent, the Company's operating results and financial condition could be significantly different from those that would have been obtained if the Company had been autonomous.

The Company is registered with the Securities and Exchange Commission ("SEC") as a fully disclosed broker dealer pursuant to the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") which is the Company's designated regulator. The Company provides institutional investors with third-party research of REL, and agency execution for European and U.S. equity securities. The Company operates in one reportable business segment which represents principally all of the Company's operations.

The Company clears its securities transactions on a fully disclosed basis through Pershing LLC ("Pershing") and discontinued its clearing arrangement with Apex Clearing Corporation ("Apex") during 2021.

2. Significant Accounting Policies

Basis of Presentation

The financial statement of the Company have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). The U.S. dollar is the functional currency of the Company.

Use of Estimates

The preparation of this financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

The Company considers its investments in short-term money market accounts to be cash equivalents. The Company defines cash equivalents as short term, highly liquid investments with

2. Significant Accounting Policies (continued)

original maturities of less than ninety days at the time of purchase. The carrying amounts of such cash equivalents approximate the fair value due to the short-term nature of these instruments. The Company maintains deposits with high quality financial institutions in amounts that are in excess of federally insured limits, however, management does not believe it is exposed to any significant credit risk.

As of December 31, 2021, the Company maintained two money market deposit accounts of $217,773 and $470,197 to secure two letters of credit on its current and upcoming New York office leases. The money market deposit accounts are recorded as restricted cash equivalents on the Statement of Financial Condition.

Receivables from Broker Dealers

Receivables from broker dealers includes a clearing deposit of $1,000,000 that the Company maintains with one of its clearing brokers. The remaining balance represents commissions' receivable, net of clearance and execution costs, related to customers' U.S. equity trading activity. The Company collects these net commissions on behalf of the Parent in accordance with a transfer pricing agreement between the Company and the Parent.

Fixed Assets

Fixed assets are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization is recognized based on the straight line method over the estimated useful lives of the assets. The Company estimates the useful lives of computers, furniture and equipment to be three years. Leasehold improvements are generally amortized over the terms of their respective leases or ten years, whichever is shorter.

Stock Based Compensation

In May 2017, the FASB issued ASU 2017-09, Compensation-Stock Compensation (Topic 718): Scope of Modification Accounting. ASU 2017-09 provides guidance about which changes to terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. The Company adopted ASU 2017-09 for the period beginning April 1, 2018.

2. Significant Accounting Policies (continued)

Shares

Occasionally, the Parent grants share awards to the Company's employees. The share awards vest over a period of one year to three years and service conditions are attached; the shares only vest if the employee is still employed by the Company, and has not given notice to terminate their employment contract, on vesting date. There are no performance conditions or market conditions. The Company recognizes compensation cost on a straight-line basis over the vesting period of the shares granted and such expenses are recorded as employee compensation and benefits.

The Company permits employees to elect to receive fewer shares on the vest date than specified in the original award, in lieu of the Company paying taxes due on the award on the employee's behalf. The award in the form of shares is accounted for as equity.

Leases

The Company recognizes and measures its leases in accordance with ASC 842, *Leases*. The Company is a lessee in two noncancelable operating leases, for office space. During the year ended December 31, 2021, the Company added an additional Right of use, ("ROU") asset and lease liability related to a new office lease. The lease liability for each lease is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of the leases are not readily determinable and accordingly, the Company used the incremental borrowing rates based on the information available at the commencement date for its lease. The Company's incremental borrowing rate for its leases is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU assets are subsequently measured throughout the lease term at the amount of the re-measured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes the lease cost associated with its short-term leases on a straight-line basis over the lease term.

2. Significant Accounting Policies (continued)

Income Taxes

Effective January 1, 2010, the Company elected to change its tax classification from a partnership to a corporation for federal, state and local income tax purposes and is therefore subject to applicable corporate income taxes. The Company files its own federal, state and local tax returns and is not part of a group tax return.

Deferred taxes arise from temporary differences between the financial statement and tax bases of assets and liabilities and are measured using the enacted tax rates and laws which are expected to be in effect when the related temporary differences reverse.

Deferred tax assets are evaluated for realization based on available evidence of projected future reversals of existing taxable temporary differences and certain assumptions made regarding future events. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized.

ASC 740, *Income Taxes* ("ASC 740"), clarifies the accounting for uncertainty in income taxes recognized in financial statements and prescribes a recognition threshold and measurement attribute for uncertain tax positions taken or expected to be taken on a tax return.

3. Fixed Assets

Details of fixed assets at December 31, 2021 were as follows:

Computers	$	698,328
Furniture and equipment		291,107
Leasehold improvements		744,585
Subtotal		1,734,020
Less: Accumulated depreciation and amortization		(1,210,563)
Total fixed assets, net of accumulated depreciation and amortization	$	523,457

4. Leases

The Company has obligations as a lessee for office space, with initial noncancelable terms in excess of one year. The Company classified these leases as operating leases. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants.

4. Leases (continued)

Amounts reported on the Statement of Financial Condition as of December 31, 2021 were as follows:

Operating lease ROU assets	$	4,595,443
Operating lease liabilities	$	4,600,130
Operating Lease 1 remaining lease term:		2 months
Operating Lease 2 remaining lease term:		120 months
Weighted-average discount rate Operating Lease 1:		6%
Weighted-average discount rate Operating Lease 2:		3.25%

The Company leases office and storage space in New York City under operating leases which will expire in February 2022 and January 2032. The office leases are secured by standby letters of credit that are collateralized by money market deposit accounts.

The Company also leases office space in Boston under an operating lease that expired in August 2021. The Company entered into a new lease in Boston that will expire January 2023.

In addition, the Company leases an office copier under an operating lease that will expire April 2023.

Aggregate future minimum rental payments under operating leases for the years subsequent to December 31, 2021 are approximately as follows:

Years ending December 31:		
2022	$	672,498
2023		569,754
2024		563,586
2025		422,690
2026		422,690
Thereafter		2,778,692
Total	$	5,429,910

Redburn (USA) LLC
Notes to Financial Statement
December 31, 2021

5. Related Party Transactions

Securities transactions, revenues and receivable from Parent

As of December 31, 2021, payments owed to the Company related to service fee revenues from the Parent were $707,237 and were included within Receivable from Parent on the Statement of Financial Condition.

As described in note 2 the Company receives commissions net of clearing and execution costs on behalf of the parent in accordance with the transfer pricing agreement. The amount due to the Company from Pershing as of December 31, 2021 was $591,915 and is included on the Statement of Financial Condition in Receivable from broker dealers.

The Company also pays certain costs on behalf of the Parent related to the revenues earned by the Parent. The Company does not recognize these costs as Company expenses because the Parent recognizes these expenses along with the associated revenues. As of December 31, 2021, payments received by the Company related to these costs exceeded the amount due to the Company by $177,592 and was included within Receivable from Parent on the Statement of Financial Condition.

Expense reimbursements

Occasionally, some of the Parent's employees incur travel and entertainment expenses which are paid by the Company and subsequently reimbursed to the Company by the Parent. As of December 31, 2021, the Company reimbursed the Parent $127,158 of these amounts paid by the Parent and the remaining $27,224 was included within Due to Parent on the Statement of Financial Condition.

Stock Based Compensation

Shares

The following table details the number and weighted average grant date fair values of, and movements in, shares during the year:

	As of January 1, 2021	Granted	Vested	Forfeited	As of December 31, 2021
Unvested shared based payments					
Number of shares	113,051	27,989	(2,941)	(432)	137,667
Weighted average grant date fair value	£4.33	£4.22	£8.50	£4.22	£4.22

6. Income Taxes

The effective tax rate differs from the statutory federal tax rate of 21% primarily due to state apportionment changes, state and local income taxes, and permanent book and tax differences.

As of December 31, 2021, the deferred tax assets were $249,184 and deferred liabilities were $121,460 and are included in the Statement of Financial Condition.

The deferred tax assets are primarily the result of a tax election by the Company to deduct bonuses, start-up costs and stock based compensation. The deferred tax liabilities are the result of timing differences related to the depreciation of fixed assets. Deferred tax assets decreased by $5,903 and deferred tax liabilities increased by $102,960 as of December 31, 2021 as compared to the balances as of December 31, 2020.

Management believes that it is more likely than not that the deferred tax assets will be realized.

As of December 31, 2021, the Company determined it has no uncertain tax positions as defined within ASC 740-10.

The Company's 2018 to 2021 tax years remain subject to tax examinations by major tax jurisdictions. The Company is not under audit by the tax authorities.

7. Contingencies

In accordance with its clearing agreements, the Company is responsible for indemnifying its clearing brokers against specified potential losses, in connection with acting as an agent of, or providing services to its clients, including losses the clearing brokers may sustain from carrying securities transactions introduced by the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes it is unlikely that it will have to make payments under these arrangements and, as such, has not recorded any contingent liability in the financial statement for these indemnifications.

From time to time, the Company could be involved in litigations arising in the normal course of business. Management is not aware, at this time, of any amount of reasonably foreseeable losses in connection with such litigations that are reasonably expected to be material to the Company's financial statement.

8. Employee Retirement Plan

The Company maintains a voluntary contributory employee retirement plan covering substantially all employees meeting certain minimum eligibility requirements. The Company makes matching contributions equal to 100% of each participant's pretax contribution up to $9,750 per annum for the calendar year ending December 31, 2021.

As of December 31, 2021, $231,634 of the contributions were payable and included in Accrued compensation and benefits on the Statement of Financial Condition.

9. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to compute its net capital under the alternative method, permitted by Rule 15c3-1, which requires that minimum net capital shall be the greater of 2% of aggregate debit items arising from customer transactions or $250,000.

At December 31, 2021, the Company had net capital of $5,255,233 which was $5,005,233 in excess of the minimum net capital required.

10. Exemption from Rule 15c3-3

The Company does not carry any customer accounts and is exempt from SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph k(2)(ii) as all customer transactions are cleared through another broker dealer on a fully disclosed basis.

11. Risks and Uncertainties

Coronavirus ("Covid-19") continues to be a public health emergency of international concern. During 2021, the Company worked remote at times and also embraced hybrid working, where permitted. The Company does not expect its regulatory capital and liquidity position to be negatively impacted by Covid-19.

12. Subsequent Events

The Company has evaluated subsequent events through the date on which the financial statement was available to be issued, and determined that no subsequent events have occurred that would require adjustments to or disclosure in the financial statement or accompanying notes.